Exhibit 12

Atmos Energy Corporation

Computation of Earnings to Fixed Charges

June 30, 2012

	Three Months Ended June 30		Nine Months Ended June 30
	2012	2011	2012	2011
	(Dollars in thousands)
Income (loss) from continuing operations before provision for income taxes per statement of income	$47,918	$(3,197)	$327,326	$311,997
Add:
Portion of rents representative of the interest factor	1,818	1,803	5,373	5,469
Interest on debt & amortization of debt expense	34,923	35,845	107,025	112,615

Income as adjusted	$84,659	$34,451	$439,724	$430,081

Fixed charges:
Interest on debt & amortization of debt expense(1)	$34,923	$35,845	$107,025	$112,615
Capitalized interest(2)	574	346	2,095	1,100
Rents	5,454	5,409	16,118	16,407
Portion of rents representative of the interest factor(3)	1,818	1,803	5,373	5,469

Fixed charges(1)+(2)+(3)	$37,315	$37,994	$114,493	$119,184

Ratio of earnings to fixed charges	2.27	0.91	3.84	3.61